Cheetah Net Supply Chain Service Inc.

April 7, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Abe Friedman
Theresa Brilliant
Kate Beukenkamp
Donald Field

Re:	Cheetah Net Supply Chain Service Inc.
Amendment No.1 to Draft Registration Statement on Form S-1
Submitted February 2, 2023
CIK No. 0001951667

Ladies and Gentlemen:

This letter is in response to the letter dated February 8, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Cheetah Net Supply Chain Service Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comment in this response. A Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Risk Factors

Operational Risks

Our Engagement of independent contractors, who serve as purchasing agents to acquire..., page 13

We note your response to prior comment 7, including disclosure regarding the terms of the independent contractor agreements. Please revise your Business section to similarly provide a brief summary of these agreements with your independent contractors and key terms of these agreements.

We respectfully advise the Staff that a similar discussion regarding our relationship with our purchasing agent, including a brief summary of the key terms of our independent contractor agreements, has already been disclosed in the Business section on pages 56 and 57 of the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Huan Liu
Name: Huan Liu
Title: Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC